Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-175570) and related Prospectus of Isle of Capri Casinos, Inc. for the registration of $300,000,000 of 7.750% Senior Notes due March 15, 2019, and to the incorporation by reference therein of our reports dated June 16, 2011, with respect to the consolidated financial statements and schedule of Isle of Capri Casinos, Inc., and the effectiveness of internal control over financial reporting of Isle of Capri Casinos, Inc., included in its Annual Report (Form 10-K) for the year ended April 24, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

St. Louis, Missouri

July 26, 2011